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Exhibit (e)(5)

Letter Agreement between the Company and Galen K. Johnson dated August 23, 2000

HomeServices.Com Letterhead

August 23, 2000

Galen K. Johnson
6275 Country Road
Eden Prairie, MN 55346

Dear Galen,

I am pleased to confirm the position of Chief Financial Officer for HomeServices.Com. We are excited about the future of HomeServices.Com, the opportunity to be a market leader and the contribution that you will make to the company.

The details of your offer are:

Start Date:	September 11, 2000
Location:	6800 France Avenue, Edina, MN 55435
Annual Base Salary:	$200,000
Bonus:	Discretionary, up to 50% of your base salary and pro-rated for 2000
Stock Options:	80,000 shares, vesting over 4 years
Benefits:	Full HomeServices.Com Benefit Package
Vacation:	4 weeks of vacation per year (pro-rated for 2000)
Next Review Date:	March 1, 2001

Due to the confidential nature of this position and the potential for conflict of interest, you may not accept a position to do contract work for individual Realtors or consulting for any other company while employed with HomeServices.com.

The U.S. Immigration Reform and Control Act requires employers to verify employment eligibility for all new hires.

1.
Driver's License and Social Security Card -or-

2.
Driver's License and Birth Certificate -or-

3.
U.S. Passport

4.
Other documents approved by the U.S. Immigration Service

According to the U.S. Immigration Service, these documents need to be presented to us within three (3) days following your start date.

Galen K. Johnson
August 23, 2000
Page Two

As a condition of employment you agree to comply with the Company's policies, rules and regulations which are in effect from time to time and generally applicable to employees. The stock options are subject to all of the terms and conditions of the Company's Stock Option Plan. This offer letter does not alter your right to leave the Company and the Company's right to terminate your employment at any time without further obligation. However, if your employment is terminated without cause, then upon providing the Company with an unconditional release of any claim or legal action against the Company or its affiliated Companies in a form satisfactory to the Company, you will receive one year's annual base salary continuation. During this salary continuation period, you will be eligible for applicable benefits, including COBRA benefits at your employee contribution rate. You agree that the Company and you will resolve any claim, controversy, or dispute that may arise by arbitration under American Arbitration Association procedures.

Sincerely,	Accepted:
/s/ Pat Connelly Pat Connelly Vice President—Human Resources	/s/ Galen K. Johnson

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Letter Agreement between the Company and Galen K. Johnson dated August 23, 2000